07003657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-4618

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Van Eck Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Smith — (212) 293-2050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 27 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH. D.C.
202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Bruce Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Eck Securities, Corporation as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON Y. EMANUEL
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01EM5077310
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES MAY 5, 2007

Alison Y. Emanuel
Notary Public

Signature

SA VP & CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of
Van Eck Associates Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Van Eck Securities Corporation

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation, a wholly owned subsidiary of Van Eck Associates Corporation, as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Van Eck Securities Corporation as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2007

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	**$ 36,338**
Commissions receivable	**43,778**
Due from Parent Company	**128,114**
Investments in marketable securities	**1,428,289**
Prepaid expenses	**72,940**
Furniture and equipment, less accumulated depreciation of $748,887	**47,436**
	$ 1,756,895
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Deferred taxes	**38,000**
Accounts payable and accrued expenses	**$ 605,248**
Total liabilities	**$ 643,248**
Contingencies (Note E)	
Stockholder's equity:	
Common stock, par value $1 per share; authorized and issued 10,000 shares	**10,000**
Additional paid-in capital	**22,658,623**
Accumulated deficit	**(21,554,976)**
Total stockholder's equity	**1,113,647**
	$ 1,756,894

See notes to statement of financial condition

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Nature of business:

Van Eck Securities Corporation (the "Company") is a wholly owned subsidiary of Van Eck Associates Corporation (the "Parent" or "Parent Company") and a registered broker-dealer. Its business is limited to acting as general distributor of the Van Eck Family of Funds (the "Funds"), registered open-end investment companies.

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(1) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

[2] Summary of significant accounting policies:

(a) Valuation of investments:

Marketable securities, which consist principally of mutual fund investments in the Van Eck Family of Funds, are valued at exchange quoted market prices.

(b) Furniture and equipment:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (5-10 years).

(c) Income taxes:

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its Parent and other related companies. The members of the consolidated group have elected to allocate income taxes among the members of the group under a method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Income tax benefits for the current year are included as part of the net intercompany balance in due to Parent Company in the accompanying statement of financial condition.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2006, the net deferred tax liability of $38,000 is attributable primarily to net unrealized gains on investments which may be taxable in future years when realized.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(d) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(e) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(f) New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS No. 157 on its financial statements.

NOTE B - AFFILIATED PARTIES

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck Family of Funds.

Payroll and certain other operating expenses are allocated by the Parent to its subsidiaries, including the Company, based on the estimated usage of personnel and facilities.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $719,040 and $40,350 respectively. The Company's net capital ratio was 0.84 to 1.

The Company is dependent upon the Parent Company to provide capital for operations and to maintain compliance with the Net Capital Rule. The Parent Company has indicated that it intends to continue such support.

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Notes to Statement of Financial Condition
December 31, 2006

NOTE D - OFF-BALANCE-SHEET RISK AND CREDIT RISK

As discussed in Note A, the Company acts as general distributor of the Van Eck Family of Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE E - CONTINGENCIES/REGULATORY MATTERS

In connection with their investigations of practices identified as "market timing" and "late trading" of mutual fund shares, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC") have requested and received information from the Parent Company regarding trading activities in the Van Eck Family of Funds, registered investment companies for which the Parent serves as investment advisor. The investigations are ongoing, and the Parent Company is continuing to cooperate with such investigations. If it is determined that the Parent Company or its subsidiaries engaged in improper or wrongful activity that caused a loss to a Fund, the board of trustees of the Funds will determine the amount of restitution that should be made to a Fund or its shareholders. At the present time, the amount of such restitution, if any, cannot be determined.

In July 2004, the Parent received a "Wells Notice" from the SEC in connection with the SEC's investigation of market-timing activities. The Wells Notice informed the Parent that the SEC staff is considering recommending that the SEC bring a civil or administrative action alleging violations of U.S. securities laws against the Parent Company and two of its senior officers. Under SEC procedures, the Parent Company has an opportunity to respond to the SEC staff before the staff makes a formal recommendation. The time period for the Parent Company's response has been extended until further notice from the SEC.

There cannot be any assurance that if the SEC or NYAG were to assess sanctions against the Parent, such sanctions would not materially and adversely affect the Parent and the Company.

END